                   VECTOR INTERSECT SECURITY ACQUISITION CORP.
                               65 CHALLENGER ROAD
                        RIDGEFIELD PARK, NEW JERSEY 07660

April 24, 2007

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

         RE:      VECTOR INTERSECT SECURITY ACQUISITION CORP
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NO. 333-127644
                  --------------------

Ladies and Gentlemen:

         Vector Intersect Security Acquisition Corp (the "Company") hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. on April 25, 2007, or as soon thereafter as practicable.

         The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,
                                      Vector Intersect Security Acquisition Corp

                                      By: /s/Amit Avnet
                                          --------------------------------------
                                      Name: Amit Avnet
                                      Title: Executive Vice President and
                                      Secretary

                              RODMAN & RENSHAW, LLC
                     1270 AVENUE OF THE AMERICAS, 16TH FLOOR
                            NEW YORK, NEW YORK 10020

                                                              April 24, 2007

VIA TELECOPY (202) 942-9516
---------------------------
Mr. John D. Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C.  20549-3651

RE:      VECTOR INTERSECT SECURITY ACQUISITION CORPORATION (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM S-1
         (FILE NO. 333-127644) (THE "REGISTRATION STATEMENT")
         -----------------------------------------------------------------

Dear Mr. Reynolds:

                  In connection with the Registration Statement on Form S-1 of
Vector Intersect Security Acquisition Corporation, the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 p.m. on Wednesday,
April 25, 2007 or as soon thereafter as practicable, pursuant to Rule 461 of the
Securities Act of 1933, as amended.

                                                 Very truly yours,

                                                 RODMAN & RENSHAW, LLC

                                                 By: /s/ John Borer
                                                     ---------------------------
                                                     Name: John Borer
                                                     Title: President

April 24, 2007

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20546

Re:      Vector Intersect Security Acquisition Corp. (the "Company")
         Registration Statement on Form S-1
         File No. 333-127644) (the "Registration Statement")
         ---------------------------------------------------

In connection with the above-referenced offering and in compliance with Rule
418(a)(7) the following is the approximate distribution of the preliminary prospectus, dated April 3, 2007. Distributions of the preliminary prospectus were made between April 3, 2007 and the present date.

Approximately 300 preliminary prospectuses were distributed to approximately 6 prospective Underwriters and Dealers. Approximately 5 preliminary prospectuses were delivered to approximately 5 individuals and 100 preliminary prospectuses were delivered to approximately 100 institutional investors.

Very truly yours,

Rodman & Renshaw

By: /s/ Thomas G. Pinou
    -------------------
    Thomas G. Pinou
    Chief Financial Officer